SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-10006
CUSIP NUMBER	359360104

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: December 31, 2005

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Frozen Food Express Industries, Inc. 1145 Empire Central Place Dallas, Texas 75247

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

| |

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     As previously disclosed on a Current Report on Form 8-K, filed with the Commission on February 22, 2006, the Audit Committee of the Company's Board of Directors received certain information regarding unsubstantiated allegations relating to questionable billing practices and certain other operational matters. Regarding the matters contained in the allegations, the Audit Committee will, among other things, (i) conduct an investigation relating to the allegations and (ii) depending upon the facts and circumstances developed in the investigation, take such action and make such recommendations as the Audit Committee deems appropriate. The Audit Committee has selected the law firm of Thompson and Knight, LLP as independent counsel to assist the committee in the investigation. Thompson and Knight, LLP has engaged various advisors, including accountants, to assist in the investigation.

      The investigation is in process, and the time frame it will take to complete the investigation cannot reasonably be determined at this time. However and as previously disclosed, the Company does not believe that the allegations, if true, would have a material effect on the Company's previously filed financial statements and/or the notes related thereto. The investigation has not yet been completed and no final determinations have been reached regarding personnel alleged to have been responsible for the matters under investigation. Pending the conclusion of the investigation the Company's Chief Operating Officer, whose responsibilities include the functions that are the subject of the investigation, has voluntarily stepped aside. The duties of the Chief Operating Officer have been assumed by the Company's Chairman and Chief Executive Officer or assigned to other senior staff personnel who report to the Chairman and Chief Executive Officer.

      In connection with activities surrounding the allegations, the investigation and other matters noted in the Current Report on Form 8-K, the Company has preliminarily identified instances of material weaknesses in internal control over financial reporting that existed as of December 31, 2005, which the Company anticipates will be discussed in greater detail in its Annual Report on Form 10-K when filed after conclusion of the investigation and the assessment. These preliminary findings include:

      (i) As of December 31, 2005, the Company noted that it had been conducting business with a family partnership under the control of its Chairman and Chief Executive Officer involving a leasing relationship where the financial statements of the family partnership should have been, but the were not, consolidated with its financial statements, as required by the Financial Accounting Standards Board's Financial Interpretation No. 46 (revised) "Consolidation of Variable Interest Entities" ("FIN No. 46(R)"). FIN No. 46(R) was effective beginning with the first quarter of 2004. As a result of this deficiency, errors in accounting for the family partnership were identified in the Company's quarterly financial statements for 2004 and 2005, as the well as in the financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2004. Those financial statements were restated and filed with the SEC in a Current Report on Form 8-K on February 22, 2006. The omission of the financial statements of the family partnership from the Company's year-end 2005 financial statements was corrected prior to the preparation of the 2005 financial statements. The consolidation of the family partnership had no impact on the previously reported amounts of our consolidated revenue, pre-tax income or net income for any of the periods for which the financial statements were restated.

      (ii) During 2005, the Company experienced significant growth in revenue from the provision of services for which it was unable to invoice its customers through standard billing processes. Generally, such revenue was from dedicated fleet services and, during the fourth quarter of 2005, the rental of trailers for use in the recovery efforts associated with Hurricanes Katrina and Rita. The Company's information systems are not properly programmed to calculate the revenue from such transactions and generate a customer invoice that would automatically record the transaction in the Company's accounting records. Accordingly, the Company calculates the revenue and records such accounting entries using manual processes. As of December 31, 2005, the Company did not maintain effective controls over the completeness and accuracy for revenue transactions involving the manual billing process. In connection with a review of its internal controls as of December 31, 2005, the Company noted a number of errors associated with this process, and they were corrected prior to reporting the Company's 2005 financial results.

      Also, revenue from linehaul freight transactions is calculated and recorded into the Company's financial statements through automated, computer-based processes. The accuracy of such processes depends upon the accuracy of certain data on which the amount of the revenue is determined. Such data includes, but is not limited to, information that is entered into the computer systems at the time an order is received from the customer and information regarding the rates at which customers are to be billed. Errors in such data will result in errors in the amount of revenue recognized from the related transactions. In order to properly account for revenue in the aggregate, the Company studied the trends and amounts of such errors, and records an allowance for the amount which the Company estimates that billed revenue exceeds the amount of revenue we would have billed had such errors not occurred. The amount of this allowance is determined by using a computerized spreadsheet to analyze billing data and to estimate the amount of any associated overstatement of revenue. In connection with the Company's December 31, 2005 review of its internal controls, certain errors were detected in the spreadsheet, which had resulted in the estimate of such revenue overstatements to be too low. As of December 31, 2005, the Company did not maintain effective controls over the completeness, accuracy and validity of the spreadsheet used to calculate the amount of the allowance for overstatements of revenue from computer-generated customer invoices. The errors were corrected prior to reporting the Company's 2005 financial results.

      (iii) The Company noted that its process of estimating and recording reserve for cargo claims, which represents amounts the Company expects to owe to its customers for lost and damaged freight, had during 2005 resulted in errors in the amount of this reserve. This is also a manual process in which the Company determines the percentage of the amounts of cargo claims received and which have not yet been received that will be denied and the percentage that will be paid. In connection with its December 31, 2005 review of internal controls, the Company identified errors in these calculations which resulted in an understatement of the reserve for cargo claims, and an associated understatement of expense associated with such claims. As of December 31, 2005, the Company did not maintain effective controls over the completeness and accuracy of the reserve for cargo claims. The errors were corrected prior to reporting the Company's 2005 financial results.

      Because of the continuing Audit Committee investigation and the ongoing review of its internal controls over financial reporting, the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 within the prescribed time period. The Company anticipates that the Annual Report will not be filed at least until the investigation is complete.

      As a result of the delay in the filing of its Annual Report, the Company will postpone its Annual Meeting of Shareholders. The Company expects to hold its annual meeting as soon as practicable following the filing of its Annual Report.

      The Company's $50 million credit facility with two banks requires that audited financial statements be provided to the banks on or before March 31, 2006. Due to the possibility that such audited financial statements may not be available on or before March 31, the Company sought and received a waiver from the banks, which extends the due date for the audited financial statements until May 31, 2006.

      This report contains information and forward-looking statements that are based on our current beliefs and expectations and assumptions we made based upon information currently available. Forward-looking statements include statements relating to our plans, strategies, objectives, expectations, intentions, and adequacy of resources, and may be identified by words such as "will", "could", "should", "believe", "expect", intend", "plan", "schedule", "estimate", "project" and similar expressions. These statements are based on current expectations and are subject to uncertainty and change.

      Although we believe that the expectations reflected in such forward-looking statements are reasonable, actual results could differ materially from the expectations reflected in such forward-looking statements. Should one or more of the risks or uncertainties underlying such expectations not materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those we expect.

      Factors that are not within our control which could contribute to such differences and may have a bearing on operating results include demand for our services and products, and our ability to meet that demand, which may be affected by, among other things, competition, weather conditions and the general economy, the availability and cost of labor, our ability to negotiate favorably with lenders and lessors, the effects of terrorism and war, the availability and cost of equipment, fuel and supplies, the market for previously-owned equipment, the impact of changes in the tax and regulatory environment in which we operate, operational risks and insurance, risks associated with the technologies and systems used and the other risks and uncertainties described elsewhere in our filings with the Securities and Exchange Commission. We do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Thomas G. Yetter	214	819-5595

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the fourth quarter of 2005, the Company expects to report revenue of approximately $142 million and earnings in the range of $0.32 to $0.35 per diluted share. During the fourth quarter of 2004, revenue was $124.2 million, net income was $1.8 million and diluted earnings per share was $0.10. For the three months ended December 31, 2005, fuel adjustment charges, which are included in revenue, were $20.0 million, as compared to $11.5 million during the comparable period of 2004.

      For the twelve months ended December 31, 2005, the Company expects to report revenue of approximately $524 million which includes approximately $514 million in revenue from freight operations, of which $63.5 million is from fuel adjustment charges. For 2004, freight revenue was $464.7 million, including $31.7 million from fuel adjustment charges. Full-year 2005 diluted earnings per share are expected to be in the range of $1.07 to $1.10 as compared to $0.59 during 2004.

Frozen Food Express Industries, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2006	By:	/s/ Stoney M. Stubbs, Jr. Stoney M. Stubbs, Jr. Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).